January 6, 2014

SEC Correspondence

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Communications Systems, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 15, 2013
File No. 001-31588

Dear Mr. Spirgel

This is response to your letter of December 19, 2013, and the following Commission staff comment:

Form 10-K for the Fiscal Year Ended December 31, 2012

Part III Information Incorporated by Reference to Definitive Proxy Statement filed on April 10, 2013

Compensation Discussion and Analysis, page 13

1. On pages 16 and 17 you discuss objective performance measures applicable to your Annual Bonus Plan and Long Term Incentive Compensation. Please disclose these measures and provide additional disclosure to clarify how the actual amounts paid out for 2012 were determined

Response

Based on my conversation with Greg Dundas of the Commission staff, Communications Systems, Inc. (the “Company”) hereby advises the staff as follows:

In its Form 10-K and Proxy Statement for the fiscal year ended December 31, 2013, the Company will disclose the target objective performance measures for our Annual Bonus Plan and Long-Term Incentive Compensation for the year just ended.

The Proxy Statement for the Company’s 2013 Annual Meeting of Shareholders disclosed how the Company calculated the amounts paid. We will continue that disclosure. There were no Long Term Incentive Awards in 2012 because no plan ended in 2012. There were Stock Options awarded for the plan that began in 2012 based on 30 % of the Total Target LTI Opportunity.

Representations

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing.

We understand that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

We understand that CSI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely

Edwin C. Freeman

Chief Financial Officer

Communications Systems, Inc.